Exhibit 99.2

November 4, 2025 PATRIA INVESTMENTS (NASDAQ: PAX) 3Q25 Earnings Presentation

2 IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 3Q25 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non - GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20 - F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. This presentation may contain forward - looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes, “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward - looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Disclaimer PAX 3Q25 Earnings Presentation

3 Patria Reports Third Quarter 2025 Results November 4, 2025 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the third quarter ended September 30, 2025 Patria will host its third quarter 2025 investor conference call via public webcast on November 4, 2025, at 9:00 a.m. ET. To register, please use the following link: https://edge.media - server.com/mmc/p/wiryon5e For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ Conference Call Dividends Shareholder Relations Contact PatriaShareholderRelations@patria.com T: +1 917 769 1611 About Patria Patria is a global alternative asset management firm focused on the mid - market segment, specializing in resilient sectors across select regions . We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on - the - ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency . With 37 years of experience and over $51 billion in assets under management , we believe we consistently deliver attractive returns through long - term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com Asset Classes Infrastructure, Credit, Real Estate, Private Equity, Solutions (GPMS), and Public Equities Main sectors Agribusiness, Power & Energy, Healthcare, Logistics & Transportations, Food & Beverage and Digital & Tech Services Investment Regions Latin America, Europe and the U.S. Patria declared a quarterly dividend of $0.15 per share payable to record holders of common stock as of the close of business on November 14, 2025. This dividend will be paid on December 12, 2025. PAX 3Q25 Earnings Presentation

PAX 3Q25 Earnings Presentation

Patria's Third Quarter IFRS Results

PATRIA

IFRS Net Income attributable to Patria was $22.5 million for 3Q25

(US$ in millions)	3Q24	2Q25	3Q25	YTD 2024	YTD 2025
Revenue from management fees	78.0	79.7	85.4	214.0	243.2
Revenue from incentive fees	0.2	2.3	0.2	1.5	2.7
Revenue from performance fees (1)	—	—	—	—	0.8
Revenue from advisory and other ancillary fees	1.5	2.3	2.7	6.0	6.9
Taxes on revenue (2)	(1.7)	(1.8)	(1.8)	(4.5)	(5.0)
Revenue from services	**78.1**	**82.5**	**86.5**	**217.0**	**248.6**
Personnel expenses (3)	(29.9)	(34.0)	(35.8)	(77.9)	(98.9)
Deferred Consideration (4)	(3.0)	(0.9)	(0.9)	(8.9)	(2.5)
Amortization of intangible assets	(7.5)	(9.2)	(10.5)	(19.9)	(29.7)
General and Administrative expenses	(12.2)	(11.7)	(11.9)	(32.6)	(35.6)
Other income/(expenses) (5)	(0.4)	(6.0)	7.8	(12.6)	0.8
Share of equity-accounted earnings (6)	(0.1)	(0.2)	—	(0.4)	(0.2)
Net financial income/(expense) (7)	(14.8)	(5.6)	(10.7)	(31.3)	(28.4)
Income before income tax	**10.1**	**15.0**	**24.6**	**33.4**	**54.1**
Income and other related tax (8)	(8.3)	(0.8)	(0.4)	(13.1)	0.8
Net income for the period	**1.8**	**14.1**	**24.2**	**20.3**	**54.9**
Attributable to:					
Shareholders of the Parent	**0.4**	**12.9**	**22.5**	**16.6**	**51.1**
Non-controlling interests (9)	**1.4**	**1.3**	**1.7**	**3.7**	**3.8**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

4

5 "This quarter we celebrate an important milestone for Patria as our Assets under Management exceeded $50 billion, over 3.5x higher than our AUM at the time of our IPO in 2021. We could not have achieved this milestone without the hard work and dedication of our team and, most importantly, the trust our clients have placed in us. With over US$1.5 billion raised in the third quarter and US$6 billion year to date, our growth momentum continues, and we are well on track to exceed the high - end of our full year fundraising target of US$6.6 billion. Our growth is further illustrated by the US$46.9 million of Distributable Earnings we generated in the third quarter, or US$0.30 per share, up a robust 22% sequentially and 31% year over year, driven mainly by very strong FRE per share growth of 8% sequentially and 19% year over year. As we enter the fourth quarter, we grow even more confident in our ability to deliver the targets we set for 2025, and our 2026 and 2027 objectives, as we look forward to the continued evolution of our business and our next stage of growth." Message from Patria’s CEO - Alex Saigh PAX 3Q25 Earnings Presentation

6 Patria’s Third Quarter 2025 Summary PAX 3Q25 Earnings Presentation

7 • Declared quarterly dividend of $0.15 per common share payable on December 15, 2025 • Announced full year 2026 annual dividend of $0.65 per common share • Entered a Total Return Swap ("TRS") this quarter to purchase 1.5 million shares, expected to be settled for cash by mid - 2026 • Total net debt outstanding of ~$108 million as of quarter end • Completed acquisition and transfer of 6 listed Brazilian REITs with total FEAUM of ~$600 million Key Business Metrics Financial Measures • Management fees of $87.0 million in 3Q25, up 12% compared to 3Q24 • Fee Related Earnings (“FRE”) of $49.5 million in 3Q25, up 22% compared to 3Q24. On a per share basis, FRE in 3Q25 reached $0.31, up 19% year over year • FRE Margin of 58.5% in 3Q25 • Distributable Earnings (“DE”) per share of $0.30 in 3Q25, up 31% year over year See notes and definitions at end of document • Total Assets Under Management (“AUM”) of $51.2 billion as of quarter end, up 15% from 3Q24 • Fee Earning AUM (“FEAUM”) of $38.8 billion, up 14% from 3Q24 • Total Fundraising of $1.5 billion in 3Q25 • Total Deployment in drawdown funds of $751 million in 3Q25 • Net Accrued Performance Fees of $402 million as of September 30, 2025, or $2.54 per share • Pending FEAUM of $3.2 billion as of quarter end Corporate Actions & Recent Developments Patria’s Third Quarter 2025 Summary PAX 3Q25 Earnings Presentation • Declared quarterly dividend of $0.15 per common share payable on December 12, 2025 • Announced full year 2026 annual dividend of $0.65 per common share • Entered a Total Return Swap ("TRS") in 3Q25 which purchased 1.5 million shares on our behalf, expected to be settled by end o f 3 Q26 • Total net debt outstanding of ~$108 million as of quarter end • Completed acquisition and transfer of 6 listed Brazilian REITs with total FEAUM of ~$600 million

PAX 3Q25 Earnings Presentation

PATRIA

Patria's Third Quarter 2025 Earnings

Distributable Earnings ("DE") of $46.9 million in 3Q25

(US$ in millions)	3Q24	2Q25	3Q25	% Δ (3Q24 vs. 3Q25)	% Δ (2Q25 vs. 3Q25)	YTD 24	YTD 25	% Δ (YTD 24 vs. YTD 25)
Management Fees	77.7	81.0	87.0	12%	7%	210.9	246.7	17%
(+) Incentive Fees	0.2	2.3	0.2			1.5	2.7	
(+) Other Fee Revenues	1.5	2.3	2.5			5.8	6.7	
(–) Taxes on Revenues (1)	(1.7)	(1.8)	(1.8)			(4.2)	(5.0)	
(–) Rebates	(1.9)	(2.7)	(3.3)			(6.4)	(8.1)	
Total Fee Revenues	**75.9**	**81.1**	**84.6**	**11%**	**4%**	**207.6**	**243.0**	**17%**
(–) Personnel Expenses	(22.5)	(22.6)	(22.3)	(1)%	(1)%	(58.7)	(67.0)	14%
(–) General and Administrative Expenses	(12.2)	(11.7)	(12.1)	—	4%	(31.8)	(35.8)	13%
(–) Placement Fees Amortization and Rebates (2)	(0.7)	(0.7)	(0.7)	3%	2%	(1.9)	(2.0)	6%
Fee Related Earnings (FRE)	**40.6**	**46.1**	**49.5**	**22%**	**7%**	**115.2**	**138.2**	**20%**
FRE Margin (%)	**53.5%**	**56.9%**	**58.5%**			**55.5%**	**56.9%**	
Realized Performance Fees (After-Tax)	—	—	—			—	0.8	
(–) Carried interest allocation and bonuses (3)	—	—	—			—	—	
Performance Related Earnings (PRE)	**—**	**—**	**—**			**—**	**0.8**	
(+) Net financial income/(expense) (4)	(1.5)	(4.0)	(1.0)			(5.5)	(7.8)	
Pre-Tax Distributable Earnings	**39.1**	**42.2**	**48.5**	**24%**	**15%**	**109.7**	**131.2**	**20%**
(–) Income and other related tax (5)	(4.1)	(3.4)	(1.6)	(62)%	(53)%	(9.7)	(8.7)	(10)%
Distributable Earnings (DE)	**34.9**	**38.8**	**46.9**	**34%**	**21%**	**100.0**	**122.4**	**22%**
DE per Share	**0.23**	**0.24**	**0.30**	**31%**	**22%**	**0.66**	**0.77**	**17%**
Shares Outstanding	153.6	159.5	158.0	3%	(1)%	n.a.	n.a.	

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. Due to the acquisition of the remaining 50% of VBI Real Estate in August 2024, results prior to the acquisition are reflected on a proportional consolidation basis to include Patria's 50% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

8

PAX 3Q25 Earnings Presentation

Fee Related Earnings ("FRE")

PATRIA

- Increase in Management Fees sequentially reflects higher FEAUM driven mainly by organic net inflows, positive investment returns and FX impacts
- Management Fees include $1.3 million of catch-up fees this quarter
- Flat Personnel and G&A Expenses reflects ongoing efficiency initiatives which have been offsetting continued investment in operations

(US$ in millions)	3Q24	2Q25	3Q25	% Δ (3Q24 vs. 3Q25)	% Δ (2Q25 vs. 3Q25)	YTD 24	YTD 25	% Δ (YTD 24 vs. YTD 25)
Management Fees	77.7	81.0	87.0	12%	7%	210.9	246.7	17%
(+) Incentive Fees	0.2	2.3	0.2			1.5	2.7	
(+) Other Fee Revenues	1.5	2.3	2.5			5.8	6.7	
(–) Taxes on Revenues (1)	(1.7)	(1.8)	(1.8)			(4.2)	(5.0)	
(–) Rebates	(1.9)	(2.7)	(3.3)			(6.4)	(8.1)	
Total Fee Revenues	**75.9**	**81.1**	**84.6**	**11%**	**4%**	**207.6**	**243.0**	**17%**
(–) Personnel Expenses	(22.5)	(22.6)	(22.3)	(1)%	(1)%	(58.7)	(67.0)	14%
(–) General and Administrative Expenses	(12.2)	(11.7)	(12.1)	—	4%	(31.8)	(35.8)	13%
(–) Placement Fees Amortization and Rebates (2)	(0.7)	(0.7)	(0.7)	3%	2%	(1.9)	(2.0)	6%
Fee Related Earnings (FRE)	**40.6**	**46.1**	**49.5**	**22%**	**7%**	**115.2**	**138.2**	**20%**
FRE Margin (%)	**53.5%**	**56.9%**	**58.5%**			**55.5%**	**56.9%**	

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. Due to the acquisition of the remaining 50% of VBI Real Estate in August 2024, results prior to the acquisition are reflected on a proportional consolidation basis to include Patria's 50% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

9

10 Net Accrued Performance Fees for Drawdown Funds PE V US$ 402 mn PE VI IS III IS IV Others 1 EoP FX US$/BRL 5.3 2 EoP FX US$/BRL 5.4 5 Net Accrued Performance Fees (USD in millions) EoP FX US$/BRL 5.4 6 See notes and definitions at end of document . Totals may not add due to rounding . • Net Accrued Performance Fees of $402 million or $2.54 per share on September 30, 2025 • Net Accrued Performance Fees increased in the quarter driven mainly by the depreciating U.S. dollar against other currencies and inclusion of IS V and Private Credit funds, partially offset by reduced valuation of selected portfolio companies 3Q25 Composition by Fund PAX 3Q25 Earnings Presentation

11 Total GPMS Real Estate Public Equities Credit Infrastructure Private Equity (US$ in millions) 2,052 1,257 162 104 421 56 52 3Q24 908 303 49 10 315 163 68 4Q24 3,173 1,161 42 13 832 896 229 1Q25 1,266 254 232 80 346 330 24 2Q25 1,531 240 109 78 396 612 96 3Q25 5,971 1,655 383 171 1,574 1,838 349 YTD Fundraising See notes and definitions at end of document . Totals may not add due to rounding . Highlights • Infrastructure benefited from new co - investment commitments • Credit fundraising was led by the Latam and Chilean High Yield Credit strategies • Real Estate benefited from additional flows into Colombia focused strategies PAX 3Q25 Earnings Presentation

12 Total Assets Under Management Pending FEAUM represents AUM available for future deployment that could generate management fees if deployed . See notes and definitions at end of document . Totals may not add due to rounding . Fair Value of Investments US$ 8.9 bn Uncalled Capital + US$ 42.4 bn +15% $ 44.7 bn $ 51.2 bn GPMS Public Equities Real Estate Credit Infrastructure Private Equity • LTM growth in AUM was driven by organic capital inflows of $6.9 billion, $0.6 billion from acquisitions, a positive valuation impact of $2.4 billion, as well as a positive impact from USD depreciation vs other currencies, offset by outflows of $(4.5) billion - which included $(3.1) billion of divestments and distributions Pending FEAUM PAX 3Q25 Earnings Presentation US$ 3.2 bn

13 See notes and definitions at end of document . Totals may not add due to rounding . $ 34.0 bn $ 38.8 bn Fee Earning Assets Under Management US$ 87.0 mn 3Q25 Mgmt. Fee Revenue Breakdown Per Strategy +14% GPMS Public Equities Real Estate Credit Infrastructure Private Equity • Fee Earning AUM (FEAUM) of $38.8 billion in 3Q25 were up 14% versus the prior year driven by organic capital inflows of $5.1 billion, $0.6 billion of acquisitions, a positive valuation of $2.0 billion, and FX of $0.4 billion, partially offset by $(2.2) billion of divestments and distributions and $(1.1) billion of redemptions • Management Fees of $87.0 million in 3Q25 were up 12% compared to 3Q24 mainly driven by the higher FEAUM due to net inflows and acquisitions PAX 3Q25 Earnings Presentation US$ 246.7 mn YTD Mgmt. Fee Revenue Breakdown Per Strategy

PAX 3Q25 Earnings Presentation

PATRIA

Key Fee Characteristics By Investment Vertical

Asset Class	FEAUM by Structure			Fee Basis	Frequency of NAV Calculation	Duration	Currency Exposure Hard / Soft (%)	LTM Effective Mgmt. Fee Rate
Private Equity	$ 5.5 bn	100%	Drawdown Funds	Deployed Capital at Cost	n.a.	Long-dated & Illiquid	90% | 10%	1.81%
Infrastructure	$ 4.0 bn	92%	Drawdown Funds	Hybrid: Committed/ Deployed at Cost	n.a.	Long-dated & Illiquid	76% | 24%	1.53%
		8%	Infrastructure Core	NAV	Daily	Permanent Capital	0% | 100%	
Credit	$ 8.2 bn	87%	Interval Funds	NAV	Daily	Periodic/Limited Liquidity	72% | 28%	0.85%
		10%	Open Funds	NAV	Daily	Periodic	42% | 58%	
		3%	Drawdown Funds	NAV	Quarterly	Long-dated & Illiquid	45% | 55%	
Real Estate	$ 7.2 bn	89%	REITs	Market Value/NAV	Daily/Monthly	Permanent Capital	0% | 100%	0.79%
		11%	Drawdown Funds	NAV	Quarterly	Long-dated & Illiquid	35% | 65%	
Public Equities	$ 2.4 bn	46%	SMAs	Hybrid: Varies by Account	Quarterly	Long-dated & Illiquid	0% | 100%	0.68%
		27%	Interval Funds	NAV	Daily	Periodic/Limited Liquidity	0% | 100%	
		27%	Open Funds	NAV	Daily	Periodic	13% | 87%	
GPMS	$ 11.5 bn	41%	SMAs	Hybrid: Varies by Account	Quarterly	Long-dated & Illiquid	100% | 0%	0.51%
		22%	Drawdown Funds	NAV	Quarterly	Long-dated & Illiquid	100% | 0%	
		23%	Open Funds	NAV	Daily	Periodic	79% | 21%	
		14%	Permanent	NAV	Quarterly	Permanent Capital	100% | 0%	
Total	**$ 38.8 bn**						**63% | 37%**	**0.94%**

Note: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. Effective Management Fee Rate reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate Effective Mgmt. Fee Rate includes the proforma impact of 100% of VBI and the Bancolombia initiative which is effective at Patria's 50% and 51% ownership levels, respectively. On August 1, 2024, Patria concluded the acquisition of the remaining 50% interest of VBI Real Estate in Brazil. Periodic liquidity for open funds refers to funds which investors can redeem shares in a short period, including but not limited to weekly and monthly; and for Interval Funds refers to funds which investors can only redeem shares at specific intervals, such as quarterly, semi-annually or yearly.

14

15 See notes and definitions at end of document . Totals may not add due to rounding . Total AUM Roll Forward PAX 3Q25 Earnings Presentation Total GPMS Real Estate Public Equities Credit Infrastructure Private Equity 48,713 13,867 6,820 2,267 7,828 7,311 10,620 AUM 2Q25 591 — 584 — 7 — — Acquisitions 1,531 240 109 78 396 612 96 Inflows (512) (259) (94) — (28) (75) (57) Realizations & Dividends (289) (80) — (94) (58) — (56) Redemptions 815 167 208 163 234 (67) 111 Valuation Impact 320 (86) 114 8 8 75 200 FX 50 (59) (1) — — 93 16 Funds Capital Variation 51,219 13,791 7,741 2,423 8,387 7,948 10,930 AUM 3Q25 Total GPMS Real Estate Public Equities Credit Infrastructure Private Equity 44,711 12,749 6,490 2,390 6,629 5,717 10,735 AUM 3Q24 591 — 584 — 7 — — Acquisitions 6,877 1,958 431 181 1,888 2,002 417 Inflows (3,068) (1,306) (408) (5) (525) (264) (559) Realizations & Dividends (1,433) (439) (5) (549) (384) — (56) Redemptions 2,433 598 342 372 757 133 231 Valuation Impact 736 76 285 33 21 125 196 FX 372 154 21 — (6) 236 (33) Funds Capital Variation 51,219 13,791 7,741 2,423 8,387 7,948 10,930 AUM 3Q25

16 See notes and definitions at end of document . Totals may not add due to rounding . Total FEAUM Roll Forward PAX 3Q25 Earnings Presentation Total GPMS Real Estate Public Equities Credit Infrastructure Private Equity 37,207 11,357 6,303 2,212 7,643 4,219 5,474 FEAUM 2Q25 602 — 592 — 10 — — Acquisitions 873 277 108 73 384 30 — Inflows (567) (183) (106) — (26) (252) — Realizations & Dividends (203) (51) — (94) (58) — — Redemptions 776 257 141 163 209 5 — Valuation Impact 138 (121) 191 9 8 36 15 FX and Other — — — — — — — Change in fee basis 38,826 11,535 7,228 2,364 8,171 4,038 5,489 FEAUM 3Q25 Total GPMS Real Estate Public Equities Credit Infrastructure Private Equity 33,983 10,333 6,091 2,314 6,470 3,307 5,467 FEAUM 3Q24 602 — 592 — 10 — — Acquisitions 5,148 1,828 347 199 1,835 903 35 Inflows (2,224) (1,162) (331) (5) (438) (266) (22) Realizations & Dividends (1,099) (175) — (541) (383) — — Redemptions 2,026 684 301 361 647 35 (2) Valuation Impact 392 28 229 35 30 56 14 FX and Other (2) — (1) — — 3 (4) Change in fee basis 38,826 11,535 7,228 2,364 8,171 4,038 5,489 FEAUM 3Q25

PAX 3Q25 Earnings Presentation

PATRIA

Investment Performance – Drawdown Funds

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	**Total (USD)**	**%**	**Value (USD)**	**Value (USD)**	**Value (USD)**	**Value (USD)**	**Gross MOIC (USD)**	**Net IRR (USD)**	**Net IRR (BRL)**
Private Equity									
PE I (1997)	234,000	Divested	163,812	—	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	—	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	Divested	616,657	623	1,193,694	1,194,317	1.9x	8%	19%
PE IV (2011)	1,270,853	113%	1,247,809	874,628	287,708	1,162,336	0.9x	(4)%	2%
PE V (2015)	1,807,389	125%	1,649,515	2,530,353	654,361	3,184,714	1.9x	8%	12%
PE VI (2019)	2,689,666	115%	2,274,825	4,239,192	55,151	4,294,343	1.9x	15%	15%
PE VII (2022)[1]	1,504,221	96%	676,191	860,072	—	860,072	1.3x	9%	9%
Total Private Equity	**8,127,725**		**6,680,457**	**8,504,868**	**3,523,020**	**12,027,887**	**1.8x**	**10%**	**14%**
Infrastructure									
Infra II (2010)	1,154,385	103%	997,679	234,543	956,470	1,191,013	1.2x	0%	10%
Infra III (2013)	1,676,237	105%	1,306,477	684,621	2,355,103	3,039,724	2.3x	11%	20%
Infra IV (2018)	1,941,000	114%	1,453,761	1,971,556	24,409	1,995,965	1.4x	8%	9%
Infra V (2023)[1]	2,572,982	93%	737,908	826,579	—	826,579	1.1x	n/m	n/m
Total Infrastructure	**7,344,604**		**4,495,824**	**3,717,299**	**3,335,982**	**7,053,281**	**1.6x**	**6%**	**14%**
GPMS[2]									
SOF I (2014)	189,871	Divested	182,502	4,552	242,850	247,402	1.4x	9%	n/m
SOF II (2014)	291,057	Divested	307,971	—	420,355	420,355	1.4x	14%	n/m
SOF III (2017)	427,535	123%	458,884	215,189	611,123	826,313	1.8x	18%	n/m
SOF IV (2020)	406,100	115%	373,101	412,638	181,145	593,783	1.6x	26%	n/m
Total GPMS	**1,314,563**		**1,322,459**	**632,380**	**1,455,473**	**2,087,853**	**1.6x**	**16%**	**n/m**

Note: Patria will report investment performance for Private Equity and Infrastructure funds/strategies with Total AUM equal to or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Private Equity and Infrastructure net returns presented as 'n/m' for the fund's which first deployment of capital date is less than 36 months prior to the period indicated. (1) As of end of 3Q25, PE VII and IS V committed capital include all specific co-investment and side car vehicles, including non fee paying commitments. Excluding non fee paying co-investments commitments, PE VII and IS V committed capital would be US$ 1,477M and US$ 1,814M respectively. Gross MOIC and Net Returns only reflect returns on primary funds and fee-paying co-invests. (2) As of Mar 31, 2025

17

18 Investment Performance – REITs Note: Patria will report investment performance for REITS with AUM in excess of US$75 million. Market based return including divide nd reinvestment. (1) IFIX launched on December 30th, 2010 PAX 3Q25 Earnings Presentation Returns in local currency - Since Inception As of Sep 25 IFIX (BR)¹ / Market Total Return AUM M AUM M Functional Inception Strategy Fund Name Ticker IPC(COL) Comparison (Annualized) (USD) (Functional (Annualized) Currency) 9.3% IFIX 14.6% 1,029 5,474 BRL 2011 Logistics PÁTRIA LOG FII HGLG11 6.9% IFIX 10.7% 329 1,752 BRL 2018 Logistics VBI LOGISTICO FII LVBI11 5.5% IFIX 2.6% 398 2,116 BRL 2020 Office VBI PRIME PROPERTIES FII PVBI11 8.6% IFIX 11.4% 274 1,459 BRL 2009 Office PÁTRIA REAL ESTATE FII HGRE11 6.0% IFIX 5.6% 219 1,163 BRL 2018 Receivables VECTIS JUROS REAL FII VCJR11 9.2% IFIX 12.3% 276 1,469 BRL 2010 Receivables PÁTRIA RECEBÍVEIS IMOBILIÁRIOS FII HGCR11 5.1% IFIX 10.6% 268 1,426 BRL 2019 Receivables PATRIA CREDITO INDICE DE PRECOS PCIP11 7.5% IFIX 14.1% 554 2,949 BRL 2018 Street Retail PÁTRIA RENDA URBANA FII HGRU11 2.9% IFIX 2.8% 124 660 BRL 2020 FoF VBI REITS FOF FII RVBI11 6.6% IFIX 8.6% 268 1,424 BRL 2017 Malls PATRIA MALLS PMLL11 4.7% IPC 14.7% 1,524 5,944,101 COP 2008 Diversified FONDO INMOBILIARIO COLOMBIA n/a

PAX 3Q25 Earnings Presentation

PATRIA

Investment Performance – Credit, Public Equities & GPMS

Asset Class	Strategy	Functional Currency	Strategy AUM (USD mn)	YTD	Compounded Annualized Net Returns				Excess Return
					1yr	3yr	5yr	Since Incep.	Since Incept.
Credit	Latam High Yield (2000)	USD	4,993	7.7%	10.4%	13.4%	10.8%	11.1%	366 bps
	Benchmark: CEMBI Broad Div Latam HY			6.8%	6.7%	12.5%	6.7%	7.4%	
	Latam Local Currency Debt (2009)	USD	1,040	24.8%	14.5%	16.1%	11.0%	5.0%	127 bps
	Benchmark: GBI Broad Div Latam			28.1%	15.2%	14.2%	7.4%	3.7%	
	Chilean Fixed Income (2012)	CLP	1,356	7.9%	9.1%	11.8%	11.4%	9.2%	193 bps
	Benchmark: Chilean Fixed Income Index			6.7%	5.1%	9.5%	6.4%	7.3%	
Public Equities	Latam Equities (2008)	USD	1,070	45.6%	21.1%	12.3%	9.4%	3.7%	191 bps
	Benchmark: Latam Equities Index			44.0%	21.0%	13.5%	12.7%	1.8%	
	Chilean Equities (1994)	CLP	1,108	32.2%	36.2%	21.1%	18.7%	13.8%	490 bps
	Benchmark: Chilean Equities Index			31.0%	35.0%	23.5%	18.5%	8.9%	
GPMS	Patria Private Equity Trust (2001)[1]	GBP	1,912	4.2%	9.0%	5.9%	14.7%	10.8%	480 bps
	Benchmark: FTSE All-Share Index			14.5%	12.6%	11.5%	12.2%	6.0%	

Note: Includes composite investment performance for funds of strategies with or which have reached in the past Total AUM of $500 million or more, and where relevant, a weighted composite of underlying benchmarks. Returns as of September 30, 2025 for Credit and Public Equities and August 29 2025 for GPMS (1) Returns calculated based on NAV

19

20 Reconciliations & Disclosures PAX 3Q25 Earnings Presentation

21 (1) 1 , 454 , 129 shares issued related to M&A activity and 116 , 747 shares issued related to personnel compensation in 3 Q 24 ; (2) 206 , 853 shares issued related to personnel compensation in 4 Q 24 ; (3) 3 , 670 , 392 shares issued related to consideration for M&A activity and 818 , 832 shares issued related to personnel compensation ; (4) 1 , 391 , 604 shares issued related to personnel compensation . (5) Reduced by 1 , 500 , 000 shares related to total return swap . Note : Qualified dividend under the provisions of The Jobs and Growth Tax Relief Reconciliation Act of 2003 Share Summary PAX 3Q25 Earnings Presentation 3Q25 (5) 2Q25 (4) 1Q25 (3) 4Q24 (2) 3Q24 (1) (US$ in millions) 65,021,566 (5) 66,521,566 65,129,962 60,640,738 60,433,885 Class A Common Shares 92,945,430 92,945,430 92,945,430 92,945,430 92,945,430 Class B Common Shares 157,966,996 (5) 159,466,996 158,075,392 153,586,168 153,379,315 Total Shares Outstanding

PAX 3Q25 Earnings Presentation

PATRIA

Patria's Earnings – 5 Quarter View

(US$ in millions)	QTD 3Q24	4Q24	1Q25	2Q25	3Q25	FY FY 2022	FY 2023	FY 2024
Management Fees	77.7	81.4	78.8	81.0	87.0	220.6	245.6	292.4
(+) Incentive Fees	0.2	12.3	0.3	2.3	0.2	6.1	4.1	13.8
(+) Other Fee Revenues	1.5	4.7	2.0	2.3	2.5	4.2	2.7	10.4
(–) Taxes on Revenues (1)	(1.7)	(2.3)	(1.5)	(1.8)	(1.8)	(3.7)	(5.0)	(6.5)
(–) Rebates	(1.9)	(2.9)	(2.2)	(2.7)	(3.3)	—	(6.5)	(9.3)
Total Fee Revenues	**75.9**	**93.2**	**77.3**	**81.1**	**84.6**	**227.1**	**240.9**	**300.8**
(–) Personnel Expenses	(22.5)	(23.8)	(22.1)	(22.6)	(22.3)	(65.3)	(60.0)	(82.4)
(–) Administrative Expenses	(12.2)	(13.8)	(11.9)	(11.7)	(12.1)	(26.5)	(31.4)	(45.6)
(–) Placement Fees Amortization (2)	(0.7)	(0.8)	(0.7)	(0.7)	(0.7)	(5.3)	(1.9)	(2.7)
Fee Related Earnings (FRE)	**40.6**	**54.8**	**42.6**	**46.1**	**49.5**	**130.0**	**147.7**	**170.1**
FRE Margin (%)	**53.4%**	**58.8%**	**55.1%**	**56.8%**	**58.5%**	**57.3%**	**61.3%**	**56.5%**
Realized Performance Fees (After-Tax)	—	62.3	0.8	—	—	29.1	72.7	62.3
(–) Carried interest allocation and bonuses (3)	—	(20.9)	—	—	—	(10.2)	(25.3)	(20.9)
Performance Related Earnings (PRE)	**—**	**41.4**	**0.8**	**—**	**—**	**19.0**	**47.5**	**41.4**
(+) Net financial income/(expense) (4)	(1.5)	(3.7)	(2.9)	(4.0)	(1.0)	4.7	0.8	(9.2)
Pre-Tax Distributable Earnings	**39.0**	**92.6**	**40.5**	**42.2**	**48.4**	**153.6**	**195.9**	**202.3**
(–) Income and other related tax (5)	(4.1)	(3.5)	(3.7)	(3.4)	(1.6)	(6.5)	(9.6)	(13.1)
Distributable Earnings (DE)	**34.9**	**89.1**	**36.8**	**38.8**	**46.9**	**147.1**	**186.3**	**189.2**
DE per Share	**0.23**	**0.58**	**0.23**	**0.24**	**0.30**	**1.00**	**1.26**	**1.24**
Shares Outstanding	153.4	153.6	158.1	159.5	158.0			
Additional Metrics								
Total Assets Under Management	44,711	41,899	45,843	48,713	51,219			
Fee-Earning Assets Under Management	33,983	32,901	34,984	37,207	38,826			

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

22

PAX 3Q25 Earnings Presentation

PATRIA

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	QTD 3Q24	4Q24	1Q25	2Q25	3Q25	FY FY 2022	FY 2023	FY 2024
Management Fees	77.7	81.4	78.8	81.0	87.0	220.6	245.6	292.4
(+) Incentive Fees	0.2	12.3	0.3	2.3	0.2	6.1	4.1	13.8
(+) Other Fee Revenues	1.5	4.7	2.0	2.3	2.5	4.2	2.7	10.4
(–) Taxes on Revenues	(1.7)	(2.3)	(1.5)	(1.8)	(1.8)	(3.7)	(5.0)	(6.5)
(–) Rebates	(1.9)	(2.9)	(2.2)	(2.7)	(3.3)	—	(6.5)	(9.3)
Total Fee Revenues	**75.9**	**93.2**	**77.3**	**81.1**	**84.6**	**227.1**	**240.9**	**300.8**
(–) Personnel Expenses	(22.5)	(23.8)	(22.1)	(22.6)	(22.3)	(65.3)	(60.0)	(82.4)
(–) Administrative Expenses	(12.2)	(13.8)	(11.9)	(11.7)	(12.1)	(26.5)	(31.4)	(45.6)
(–) Placement Fees Amortization	(0.7)	(0.8)	(0.7)	(0.7)	(0.7)	(5.3)	(1.9)	(2.7)
Fee Related Earnings (FRE)	**40.6**	**54.8**	**42.6**	**46.1**	**49.5**	**130.0**	**147.7**	**170.1**
Realized Performance Fees (After-Tax)	—	62.3	0.8	—	—	29.1	72.7	62.3
(–) Carried interest allocation and bonuses	—	(20.9)	—	—	—	(10.2)	(25.3)	(20.9)
Performance Related Earnings (PRE)	**—**	**41.4**	**0.8**	**—**	**—**	**19.0**	**47.5**	**41.4**
(+) Net financial income/(expense)	(1.5)	(3.7)	(2.9)	(4.0)	(1.0)	4.7	0.8	(9.2)
Pre-Tax Distributable Earnings	**39.0**	**92.6**	**40.5**	**42.2**	**48.4**	**153.6**	**195.9**	**202.3**
(–) Income and other related tax	(4.1)	(3.5)	(3.7)	(3.4)	(1.6)	(6.5)	(9.6)	(13.1)
Distributable Earnings (DE)	**34.9**	**89.1**	**36.8**	**38.8**	**46.9**	**147.1**	**186.3**	**189.2**
(-) Deferred Taxes (1)	(2.3)	1.4	7.1	3.0	2.8	(1.5)	13.4	1.2
(-) Amortization of intangible assets from acquisition (2)	(5.9)	(9.5)	(8.8)	(8.1)	(9.3)	(17.4)	(19.3)	(25.1)
(-) Equity-based and long-term compensation (3)	(5.5)	(6.9)	(4.8)	(7.3)	(9.4)	(3.5)	(14.7)	(20.2)
(-) Deferred and contingent consideration (4)	(11.2)	(5.0)	(2.4)	(5.5)	(5.4)	(12.9)	(14.3)	(31.9)
(-) Transaction and restructuring cost (5)	(6.5)	(13.7)	(3.7)	(5.7)	(7.4)	(7.2)	(12.3)	(36.3)
(-) Derivative financial instrument gains/(losses) (6)	0.6	0.1	(3.1)	(0.8)	(0.5)	(0.3)	(14.9)	1.1
(-) SPAC expenses and transaction costs (7)	(0.1)	(0.3)	(0.3)	(0.1)	0.1	(11.4)	(7.3)	(1.1)
(-) Unrealized financial income/expense (8)	(3.4)	0.1	(5.0)	(1.3)	4.9	—	1.4	(4.9)
Net income for the period (9)	**0.4**	**55.3**	**15.7**	**12.9**	**22.5**	**93.0**	**118.4**	**71.9**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

23

PAX 3Q25 Earnings Presentation

PATRIA

IFRS Balance Sheet

(US$ in millions)	31-Dec-24	30-Sep-25
Assets		
Cash and cash equivalents	33.4	30.3
Short term investments (1)	59.0	22.0
Client funds on deposit (2)	18.7	16.3
Accounts receivable (3)	217.1	89.2
Project advances	7.6	12.8
Other assets	14.7	18.5
Recoverable taxes	4.5	7.9
Other financial instruments (4)	17.6	48.3
Current Assets	**372.7**	**245.3**
Accounts receivable (3)	16.4	95.9
Deferred tax assets (5)	15.8	20.8
Other assets (5)	6.6	10.4
Long term investments (6)	49.2	45.2
Investments in associates	0.8	0.7
Property and equipment	32.6	40.7
Intangible assets (7)	700.9	829.4
Other financial instruments (4)	11.1	37.2
Non-current assets	**833.4**	**1,080.3**
Total Assets	**1,206.1**	**1,325.6**

	31-Dec-24	30-Sep-25
Liabilities and Equity		
Client funds payable (2)	18.7	16.3
Consideration payable on acquisition (8)	102.0	110.7
Personnel and related taxes (9)	37.3	37.7
Taxes payable	6.4	6.2
Carried interest allocation (10)	31.9	11.6
Other financial instruments (4)	21.7	43.5
Commitment subject to possible redemption (1)	54.1	—
Other liabilities (11)	46.8	85.1
Loans (13)	78.5	70.3
Current Liabilities	**397.4**	**381.5**
Gross obligation under put option (12)	18.3	25.1
Consideration payable on acquisition (8)	121.2	76.5
Carried interest allocation (10)	5.4	5.4
Personnel liabilities (9)	0.8	1.4
Deferred tax liabilities (5)	1.8	52.3
Other liabilities (11)	18.8	88.7
Loans (13)	149.5	76.0
Other financial instruments (4)	2.1	16.1
Non-current Liabilities	317.8	341.5
Total Liabilities	**715.2**	**723.0**
Capital	-	-
Additional paid-in capital	527.2	578.7
Performance Share Plan (14)	22.0	20.9
Retained earnings		
Cumulative translation adjustment	(68.2)	(12.8)
Equity attributable to the owners of the parent	**481.0**	**586.8**
Non-controlling interests (15)	**9.9**	**15.8**
Equity	**490.9**	**602.6**
Total Liabilities and Equity	**1,206.1**	**1,325.6**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

24

25 Notes PAX 3Q25 Earnings Presentation 1. Performance fees are determined in accordance with the funds offering documents and/or agreements with Limited Partners, based on the expected value for which a highly probability exists that a significant reversal will not occur . 2. Taxes on revenue represent taxes on services in some of the countries where Patria operates . 3. Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short - and long - term benefits . 4. Deferred consideration is accrued for services rendered during the retention period of employees from acquired businesses . 5. Includes share issuance expenses related to the Initial Public Offering concluded on March 14 , 2022 , of Patria Latin American Opportunity Acquisition Corp . (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"), and other acquisition related transaction costs including M&A expenses as well as gains/(losses) from energy trading . 6. Includes earnings and amortization of intangible assets from investments in associates . 7. Comprise of the fair value adjustments on long - term investments and derivative financial instruments, and acquisition price adjustments, unwinding of considerations payable and gross obligations under put options on acquired businesses as well as foreign exchange variances and interest incurred on credit lines and lease liabilities . 8. Income tax includes both current and deferred tax expenses for the period calculated based on each jurisdiction’s tax regulations . 9. Represents the non - controlling interest in Patria’s subsidiaries . Notes to Page 4 Patria’s Third Quarter 2025 IFRS Results 1. Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees, if any, which are excluded from Patria’s Fee Related Earnings . 2. Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds . 3. Performance fee payable to carried interest vehicles have been excluded from performance related earnings . 4. Net financial income/(expense) includes share of equity - accounted earnings, realized gains/(losses) on financial instruments and net gains/(losses) from energy trading . 5. Income and other related tax represents tax expenses based on each jurisdiction’s tax regulations . Notes to Pages 8 & 9 Patria’s Third Quarter 2025 Earnings and Page 22 Patria’s Earnings – 5 Quarter View 1. Others include Infrastructure fund II, Infrastructure fund V, Moneda Alturas II, Moneda Private Credit and Kamaroopin ´ s legacy Growth Equity fund . Notes to Page 10 Net Accrued Performance Fees 1. Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed . Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items . 2. Inflows generally reflects fundraising activity in the period . 3. Funds Capital Variation generally reflects the change in cash - on - hand balances at the fund level during the period . This includes but is not limited to : (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities and (iv) funds received from financing activities at fund level that has been distributed to limited partners . Notes to Page 15 Total AUM Roll Forward 1. Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed . Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items . 2. Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund . Notes to Page 16 Total FEAUM Roll Forward

26 Notes PAX 3Q25 Earnings Presentation 1. Deferred Taxes are temporary taxable differences mostly from non - deductible employee profit sharing expenses, performance fees, quarterly revaluation of derivatives, intangible assets and considerations payable (IFRS note "Income and other related tax") . 2. Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationships, brands and non - compete agreements . (IFRS “Amortization of intangible assets" note) . 3. Expenses for equity - based compensation and long - term employee benefits . Additionally, includes IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business . (IFRS note "Personnel Expenses") . 4. Expenses for acquisition costs accruals . (i) Deferred consideration is accrued over retention period of key management from acquired businesses . (ii) Contingent consideration is the fair value adjustment of the earn - out payable . (iii) Unwinding and price adjustments on outstanding considerations payable (IFRS "Personnel expenses" and "Net Financial income/(expense)" notes) . 5. Non - recurring expenses and gains associated with business acquisitions and restructuring . (IFRS "Other income/(expenses)" and "Personnel expenses" notes) . 6. Unrealized gains and losses on warrants issued by the SPAC and option arrangements from acquisition - related transactions . (IFRS "Net financial income/(expenses)" and "Other income/(expenses)" notes) . 7. SPAC's expenses are excluded from Distributable Earnings . (IFRS "General and Administrative expenses")" note) . 8. Unrealized gains and losses on long - term investments and unrealized exchange variation . 9. Reflects net income attributable to owners of the Parent . (IFRS "Condensed Consolidated Statement of Profit or Loss") . Notes to Page 23 Reconciliation of IFRS to Non - GAAP Measures 1. Short term investments for December 31 st, 2024 , included investments from Patria Latin American Opportunity Acquisition Corp . (ticker PLAO), a Special Purposes Acquisition Company ("SPAC") . The shareholders redeemed the remaining public shares of SPAC during September 2025 depleting the investments and related commitment subject to redemption . 2. Chilean clients’ money not available for the company . Assets and liabilities linked . 3. Accounts receivables mainly relate to management and performance fees . 4. Financial Instrument assets and liabilities for the period ended September 30 th, 2025 , mainly relate fair value adjustments on energy purchase and sale agreements . The net amount between assets and liabilities is $ 28 . 9 million . Financial instruments also include the SPAC public warrants to the value of $ 7 . 2 million . 5. Deferred Tax assets and liabilities are temporary differences between the accounting balance and tax base of certain assets and liabilities . Main categories include temporary differences on financial instruments,, fair value adjustments on assets acquired through business combinations, business combination related expenses and assessed tax losses for future utilization . 6. The long - term investments predominantly relate to GP commitments into the funds managed by Patria . 7. Primarily composed of goodwill, contractual rights, non - contractual customer relationships, non - competes, brands from business acquisitions and placement fees . 8. Payable amounts for the period September 30 th, 2025 , relate to the business acquisitions of VBI, CSHG, GPMS, BanColombia, Nexus, Igah, Kamaroopin, Vectis and Genial . It also includes amounts contingent to the business performance over a specific period as well as deferred considerations payable to employees of acquired businesses, which will be settled in cash and shares over the next years . 9. Primarily composed of employee profit sharing and short - term employee benefits . 10. Reflects up to 35 % of performance fees receivable to be paid to a carried interest vehicle when the carried interests are collected from the funds . 11. Other current liabilities for September 30 th, 2025 , include $ 29 . 8 million revenues received in advance that will be recognized in profit or loss during the fourth quarter for 2025 . Other non - current liabilities include $ 68 million payable to a financial institution for PE IV receivable sold . 12. Gross obligation relates to put option arrangements from acquisition - related activity of businesses . For the period ended September 30 th, 2025 , put options arrangements relate to the acquisitions of Igah and Tria . 13. Loans include credit facilities utilized as well as accrued interest recognized on outstanding credit facility balances . 14. Reflects the Class A common shares reserved as compensation for share - based incentive plans in place . 15. Non - controlling interest represents the minorities’ holding in Tria ( 41% ) and BanColombia ( 49% ) . Notes to Page 24 IFRS Balance Sheet

PAX 3Q25 Earnings Presentation

PATRIA

Definitions

Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income.

Drawdown Funds are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years.

Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on "net asset value," "adjusted cost of all unrealized portfolio investments," "capital commitments," or "invested capital" plus "reserved capital" (if applicable), each as defined in the applicable management agreement.

Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity-based compensation and non-recurring expenses.

Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital

Incentive Fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments.

Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings for Drawdown Funds.

Net IRR represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund.

Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals.

We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund.

Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us *plus* the investments directly made by others in the invested companies when offered by us as co-investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) uncalled capital, which is the difference between committed and called capital.

27